Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX CLOSES BANGLADESH AND THAILAND TRANSACTION

MONTERREY, MEXICO. MAY 26, 2016. – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has closed the sale of its operations in Bangladesh and Thailand to SIAM CITY CEMENT PUBLIC COMPANY LIMITED for approximately U.S.$53 million.

The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.